

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                                          June 8, 2018

Via E-mail
Ms. Elif Lévesque
Chief Financial Officer
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec  H3B 2S2

> **Re:    Osisko Gold Royalties Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 001-37814**

Dear Ms. Lévesque:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining